BNP Paribas Group’s ownership change in Shinhan Financial Group

In connection with Shinhan Financial Group’s rights offering of 78,000,000 common shares, BNP Paribas Group, our largest shareholder who held 8.50% or 33,682,104 of our common share as of the record date, has exercised their subscription rights of 4,892,135, which is the full extent of their common shareholdings.

As a result of their take up, BNP Paribas holds 38,574,239 or 8.13% of our common shares as of March 25, 2009.